UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NanoString Technologies, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

63009R109

(CUSIP Number)

Robert Liptak

Clarus Ventures, LLC

101 Main Street, Suite 1210

Cambridge, MA 02142

617.949.2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63009R109

1.	NAMES OF REPORTING PERSONS Clarus Lifesciences II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,121,848 (See Items 3, 4 and 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,121,848 (See Items 3, 4 and 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,848 (See Items 3, 4 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 63009R109

1.	NAMES OF REPORTING PERSONS Clarus Ventures II GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,121,848 (See Items 3, 4 and 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,121,848 (See Items 3, 4 and 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,848 (See Items 3, 4 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 63009R109

1.	NAMES OF REPORTING PERSONS Clarus Ventures II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,121,848 (See Items 3, 4 and 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,121,848 (See Items 3, 4 and 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,848 (See Items 3, 4 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 63009R109

1.	NAMES OF REPORTING PERSONS Robert Liptak
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,121,848 (See Items 3, 4 and 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,121,848 (See Items 3, 4 and 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,848 common shares (See Items 3, 4 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 63009R109

1.	NAMES OF REPORTING PERSONS Nicholas Simon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,121,848 (See Items 3, 4 and 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,121,848 (See Items 3, 4 and 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,848 common shares (See Items 3, 4 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 63009R109

1.	NAMES OF REPORTING PERSONS Nicholas Galakatos
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,121,848 (See Items 3, 4 and 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,121,848 (See Items 3, 4 and 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,848 common shares (See Items 3, 4 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 63009R109

1.	NAMES OF REPORTING PERSONS Dennis Henner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,121,848 (See Items 3, 4 and 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,121,848 (See Items 3, 4 and 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,848 common shares (See Items 3, 4 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 63009R109

1.	NAMES OF REPORTING PERSONS Kurt Wheeler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,121,848 (See Items 3, 4 and 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,121,848 (See Items 3, 4 and 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,848 common shares (See Items 3, 4 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 63009R109

1.	NAMES OF REPORTING PERSONS Michael Steinmetz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,121,848 (See Items 3, 4 and 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,121,848 (See Items 3, 4 and 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,848 common shares (See Items 3, 4 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 63009R109

1.	NAMES OF REPORTING PERSONS Finny Kuruvilla
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,121,848 (See Items 3, 4 and 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,121,848 (See Items 3, 4 and 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,848 common shares (See Items 3, 4 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 1 (the “Amendment No. 1”) to Schedule 13D supplements and amends the Statement on Schedule 13D of Clarus Lifesciences II, L.P., Clarus Ventures II GP, L.P., Clarus Ventures II, LLC, Robert Liptak, Nicholas Simon, Nicholas Galakatos, Dennis Henner, Kurt Wheeler, Michael Steinmetz and Finny Kuruvilla originally filed on July 11, 2013 (the “Schedule 13D”) relating to the shares of common stock, $0.0001par value per share (the “Shares”), of NanoString Technologies, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices located at 530 Fairview Avenue N, Suite 2000, Seattle, WA 98109.

Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) — (b) The following disclosure assumes that there are 17,938,735 Shares outstanding, which number is based upon information contained in the Issuer’s 424(b)(4) filing, which was filed with the SEC on January 24, 2014 (as adjusted to reflect the issuance of an additional 345,945 Shares, pursuant to the underwriters’ exercise of their option to purchase additional shares to cover overallotments). Clarus II is the record owner of 3,959,440 Shares and warrants to purchase 162,408 Shares. Clarus II thus may be deemed to be the beneficial owner of 4,121,848 shares of Common Stock (the “Clarus II Shares”), which would represent approximately 22.8% of the Issuer’s total issued and outstanding Shares. As the sole general partner of Clarus II, Clarus II GPLP may be deemed to own beneficially the Clarus II Shares. As the sole general partner of Clarus II GPLP, Clarus II GPLLC may be deemed to own beneficially the Clarus II Shares. As individual managing directors of Clarus II GPLLC, each of the Managers may be deemed to own beneficially the Clarus II Shares. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those shares which such person owns of record.

On July 10, 2013, certain non-employee directors of the Issuer, including Galakatos and Kuruvilla, each received an option to purchase 8,768 Shares. The exercise price of this post-offering grant was $8.45 per Share. The Shares underlying the post-offering grant will vest as to 50% of the total Shares subject to such award on June 25, 2014, and the remaining 50% of the total Shares will vest in twelve equal monthly installments thereafter, in each case, subject to continued service as a director through each vesting date. The Clarus II Shares do not reflect the Shares attributable to these option grants. In accordance with the internal policies of Clarus II, the options received by Galakatos and Kuruvilla must be held for the benefit of Clarus II and its affiliates.

On January 1, 2014, certain non-employee directors of the Issuer, including Galakatos and Kuruvilla, each received an option to purchase 5,847 Shares. The exercise price of this option grant was $17.24 per Share. 100% of the Shares underlying the option grant will vest on January 1, 2015, subject to continued service as a director through the vesting date. The Clarus II Shares do not reflect the Shares attributable to these option grants. In accordance with the internal policies of Clarus II, the options received by Galakatos and Kuruvilla must be held for the benefit of Clarus II and its affiliates.

(c) Except as disclosed in Item 5, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding at the end thereto the following:

Exhibit	Title
C	Joint Filing Agreement, dated as of February 13, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014	Clarus Lifesciences II, L.P.

	By:	Clarus Ventures II GP, L.P., its general partner
	By:	Clarus Ventures II, LLC, its general partner

	By:	/s/ Robert Liptak

Robert Liptak Manager

Clarus Ventures II GP, L.P.

	By:	Clarus Ventures II LLC, its general partner

	By:	/s/ Robert Liptak

Robert Liptak Manager

Clarus Ventures II, LLC

	By:	/s/ Robert Liptak

Robert Liptak Manager

/s/ Robert Liptak

Robert Liptak

*

Nicholas Galakatos

*

Dennis Henner

*

Nicholas Simon

*

Kurt Wheeler

*

Michael Steinmetz

*

Finny Kuruvilla

*By:	/s/ Robert Liptak

Robert Liptak, as Attorney-in-fact